December 29, 2025

Kathleen M. Mazzarella
Chief Executive Officer
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

       Re: Graybar Electric Company, Inc.
           Registration Statement on Form S-1
           Filed December 22, 2025
           File No. 333-292353
Dear Kathleen M. Mazzarella:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Robert Endicott